                                                                    EXHIBIT 12.1

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                                               Fiscal Years Ended
                                                   --------------------------------------------
                                                     August 31,     August 25,       August 28,
                                                       2002            2001            2000
                                                   ------------    ------------    ------------
                                                                   (As Restated)

Net income (loss) before income taxes              $     (1,063)   $     (3,929)   $        106


Fixed charges:(1)
   Interest charges                                      26,026          22,846          15,691
   Interest portion of lease expense                        833             735             309
                                                   ------------    ------------    ------------
Total fixed charges                                      26,859          23,581          16,000

Net income from operations before
   income taxes and fixed charges                  $     25,796    $     19,652    $     16,106
                                                   ============    ============    ============
Ratio of earnings to fixed charges(2)                        --              --             1.0x

(1) During the periods presented the Company had no preferred stock outstanding that required a cash payment. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

(2) For purposes of computing this ratio, earnings consist of income (loss} before taxes on income and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense that includes an interest factor. For the fiscal years ended August 31, 2002 and August 25, 2001, earnings before fixed charges were insufficient to cover fixed charges by approximately $1.1 million and $3.9 mullion, respectively.